UTStarcom Holdings Corp. Level 6, 28 Hennessy Road, Admiralty, Hong Kong December 18, 2014

VIA EDGAR AS CORRESPONDENCE

Mr. Larry Spirgel, Assistant Director

Mr. Gregory Dundas, Attorney-Advisor

Ms. Kathryn Jacobson, Senior Staff Accountant
Ms. Kenya Wright Gumbs, Senior Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	UTStarcom Holdings Corp.
Form 20-F for the fiscal year ended December 31, 2013
Filed April 18, 2014
Response dated October 28, 2014
File No. 001-35216

Dear Mr. Spirgel, Mr. Dundas, Ms. Jacobson and Ms. Gumbs:

This letter sets forth the response of UTStarcom Holdings Corp. (the “Company”) to the comments contained in the letter dated November 20, 2014 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2013 (the “2013 Form 20-F”).

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto.

Note 3 — Divestitures, page F-29

1.              We note your response to comment 4. You state on page 5 that you completed the divestiture of the IPTV business to redeploy capital to support higher return opportunities and reduce operating expenses. However, based on your risk factor discussion on page 25, it appears that restrictions on foreign ownership of enterprises operating in certain business sectors in the PRC, such as the IPTV business, required that you divest of your equity interest in the IPTV business. Please clarify whether you were required to divest of or otherwise restructure your interest in the IPTV business for regulatory reasons. Also tell us how you considered the guidance in ASC 810-10-15-14 and ASC 810-10-25-38 in determining whether the new IPTV business, UTStarcom Hong Kong Holding(s) Ltd, is a VIE, and whether the company is the primary beneficiary. Include detailed consideration of rights attributable to the company through the convertible bond, as well as any rights conveyed through other contractual arrangements, the new business’ capital structure, equity investment at risk, and its ability to finance its operations without additional financial support.

The Company respectfully advises the Staff that the divestiture of the Company’s IPTV business was not for regulatory reasons. As disclosed in our risk factor discussion on page 25 of the 2013 Form 20-F, the restrictions on direct foreign investments in certain business sectors in China are mainly related to the operation of telecom, cable and media businesses. At the time of its divestiture in August 2012, the Company’s IPTV business was only related to the supply of equipment to those telecom, cable and media operators, and was not involved in any operation of businesses governed by such restrictions.

In accordance with the guidance in ASC 810-10-15-14 and ASC 810-10-25-38, we determined that the new IPTV business, UTStarcom Hong Kong Holding(s) Ltd. (“IPTV Newco”), is a VIE. However, UTStarcom Holdings Corp. (“UTStarcom” or “the Company”) is not the primary beneficiary. The analysis is as follows:

(i)    Whether IPTV Newco is a VIE?

IPTV Newco is a very thinly capitalized company with only 1 share issued and outstanding and a very low equity value, which is evidenced by the $1 consideration. Total net liabilities of the IPTV Newco and its subsidiaries amounted to $1.5 million at the time of its divestiture on August 31, 2012. Therefore, IPTV Newco is considered to be thinly capitalized and the equity investment is not sufficient to finance the IPTV business without the Convertible Bond. The $20 million in proceeds from the Convertible Bond issuance was necessary to support its ongoing operations. Therefore, we consider the IPTV Newco to be a VIE.

(ii)    Whether the Company is the primary beneficiary of IPTV Newco?

Management assessed the Power Criterion under ASC 810-10 and concluded that the Company does not have the power to direct activities of IPTV Newco that most significantly impact its economic performance, based on following factors:

(a)         According to the Convertible Bond Agreement and the Articles of Association of IPTV Newco, the Convertible Bond does not carry any voting rights or any significant decision making rights;

(b)         The Convertible Bond does give the Company the right to approve certain decisions of IPTV Newco, but these rights are protective in nature.  The decisions that must be approved by the Company include:

(i)                  Increase or decrease in the authorised number of shares or change its capitalisation structure;

(ii)             Authorise or create or issue or obligate itself to issue any new equity security;

(iii)          Enter into any transaction or series of related transactions deemed to be a liquidation, dissolution or winding up of IPTV Newco;

(iv)         Voluntary liquidation or dissolution;

(v)            Incur any indebtedness exceeding US$15 million, except pursuant to trade facilities obtained from banks or other financial institutions in the ordinary course of business;

(vi)         Encumber or grant a security interest in all or substantially all of the assets of IPTV Newco in connection with any indebtedness for other companies;

(vii)      Acquire a material amount of assets through a merger or purchase of all or substantially all of the assets or share capital of another entity;

(viii)   Declare or pay any distribution with respect to any securities of IPTV Newco in excess of 30% of its net profit;

(ix)         Directly or indirectly enter into any transaction with or for the benefit of a related person on terms more favourable to the related person than would have been obtainable in an “arms’ length” dealing; and

(x)            Amendment of the above clauses.

The Company has determined that the nature of these rights are protective and do not provide the Company with the ability to direct the activities of IPTV Newco that most significantly impact its economic performance.

(iii)    The conversion of the Convertible Bond is not mandatory. According to the agreement, $5 million of the Convertible Bond shall be automatically converted into 8% of IPTV Newco’s equity if the IPTV Newco achieves certain performance milestones by the end of the five-year term of the Convertible Bond. The conversion of the remaining amount of $15 million of the Convertible Bond is at the sole option of the Bond holder.

In addition, the Company considered the following agreements in assessing whether it is the primary beneficiary of the IPTV Newco, and reached the same conclusion:

(i)    The IPTV Newco did not want to invest in the international market.  As such, it entered into a five-year reseller agreement with the Company to be the exclusive IPTV reseller in the international market, as IPTV Newco itself would not have any international operating capabilities at the time of the divestiture and needed the Company’s international infrastructure to help it sell its products and service its international customers. The IPTV revenue from the international market accounted for approximately 14.3%, 12.3% and 5.2% of total IPTV revenue in FY 2010, FY 2011 and first half of FY 2012. In FY 2013 and nine months ended 2014, there was no new IPTV revenue from the international market. Therefore, management does not believe that the Company being the exclusive reseller in the international market indicates that it has the power to direct the activities of the IPTV Newco that most significantly impact its economic performance.

(ii)    The Company entered into a Transition Service Agreement with the IPTV Newco and committed to provide back office support (e.g. — bookkeeping, HR and IT support, etc.) to the IPTV Newco during the transition period of 6 months. This is not uncommon in a business divestiture and the period of transition is not unreasonable.  The back office support did not carry any rights to decide the activities of the IPTV Newco that most significantly impact its economic performance. Accordingly, we consider that such transition services provided does not give the Company power to direct the activities of the IPTV Newco that most significantly impact its economic performance.

In summary, the Company does not have any shareholder or board voting rights in IPTV Newco.  Additionally, it does not have the right to attend any board meetings or management meetings and has not attended any of these meetings since inception of the IPTV Newco. Finally, it has no right to participate in any operation or strategy decision making processes and has not participated in such processes since the inception of IPTV Newco.

As such, the Company determined that it does not have the ability to direct the activities that most significantly impact IPTV Newco’s economic performance. Jack Lu, the CEO of IPTV Newco is the primary beneficiary and he is not a related party to the Company. Accordingly, the Company is not the primary beneficiary under ASC 810-10 and therefore, the Company should not consolidate IPTV Newco from the completion date of the disposal of August 31, 2012.

Note 6 — Cash, Cash Equivalents and Investments, page F-38

iTV Media Inc or iTV, pages F-38 and F-40

2.              We note your response to comment 5. You mention $2.2 million of funding from other parties while the company has contributed at least $55.1 million in capital to iTV since it’s deconsolidation in June 2012. Please explain to us why you believe the CEO’s control is substantive while iTV appears to be dependent on the company for financing. In that regard, you state that the company has not been involved in iTV’s operations since deconsolidation. Please note, however, that the guidance in ASC 810-10-25-38B states that a reporting entity does not have to exercise its power in order to have power to direct the activities of the VIE. Please discuss fully, for us, all of the powers attributable to the company, either through debt or equity instruments it holds, or through any other contractual agreements, and how you considered those powers in determining whether the company is the primary beneficiary of iTV.

The Company respectfully advises the Staff that it has considered all the powers and rights attributable to the Company through equity, debt and other contractual agreements in the primary beneficiary assessment.

According to paragraph 2.2 in the Amended and Restated Voting Agreement signed by the Company and Smart Frontier Holdings Limited (“Smart Frontier”, which is 100% owned by Lin Song, the founder of iTV), the sole common shareholder of iTV, on April 15, 2012:

a) Two board members shall be designated by the PS-A holder, i.e. the Company; and

b) So long as Smart Frontier holds greater than 10% of the outstanding shares on a fully-diluted basis, three board members shall be chosen by Smart Frontier. So long as Smart Frontier holds less than 10% and greater than 5% of the outstanding shares on a fully-diluted basis, two board members shall be chosen by Smart Frontier. If Smart Frontier holds less than 5% of the outstanding shares on a fully-diluted basis, Smart Frontier shall not be entitled to choose any board members. If Smart Frontier is not entitled to designate three board members, the missing member(s) shall be chosen by shareholder(s) holding a majority of the iTV’s ordinary shares and preference shares voting together on an as-converted basis.

According to the Articles of Association (“AoA”) of iTV, the board of directors of iTV has the power to manage and direct and supervise the business and affairs of iTV, and is authorized to make the significant decisions of iTV by simple majority vote, including but not limited to the appointment or removal of the legal representative, the CEO, CFO or any senior management position of the level of VP or higher. Even if the Company chose to exercise the conversion options, Smart Frontier would still have 27% outstanding shares on a fully-diluted basis and accordingly have three of five board members. Therefore, Smart

Frontier would still have the ability to make the significant decisions that most impact iTV’s economic performance. The Company notes that it is not uncommon in China to have founders with minority ownership interest to have super voting rights which may give them control over their company.

The AoA provides that certain transactions or actions require the sole approval of the holders of a majority of the outstanding preference shares. However, the rights to approve such transactions or actions, which are listed below, are all protective rights, and not participating rights as described in ASC 810-10-25-10.

(i)             Amend, alter or repeal any provision of the Articles of Association, including, without limitation, by operation of a merger, consolidation, reorganization or similar transaction, in a manner that adversely affects the rights, preferences, privileges or restrictions of the preference shares;

(ii)        Authorize, create, designate or issue any new class or series of shares or securities convertible into such class or series of shares having rights, preferences or privileges senior to or on a parity with any series of preference shares, including any liquidation preference, voting or dividend rights, or any increase in the authorized or designated number of any such new class or series of shares;

(iii)     Authorize, declare or pay any dividend to the holders of ordinary shares or preference shares or any series thereof, whether payable in cash or otherwise;

(iv)    Increase or decrease (other than for decreases resulting from conversion of the preference shares) the authorized number of ordinary shares or preference shares;

(v)       Enter into any transaction or series of related transactions deemed to be a liquidation, dissolution or winding up of iTV;

(vi)    Authorize, cause or permit any voluntary dissolution or liquidation of iTV or any reclassification or recapitalization of the outstanding capital shares of iTV;

(vii) Change the business scope of any group company of iTV, or transfer profits, losses, assets or liabilities between any group company of iTV; or

(viii) Adopt any employee share option plans.

The Convertible Bond Agreement also provides the Company protective rights which respect to certain actions that iTV may not take without first obtaining the written approval of the Company, which shall not be unreasonably withheld by the Company:

(i)                       Increase or decrease the authorized number of shares of iTV or change the capitalization structure of iTV, existing as of the date hereof;

(ii)                    Enter into any transaction or series of related transactions deemed to be a liquidation, dissolution or winding up;

(iii)                 Voluntarily liquidate or dissolve;

(iv)                Incur any indebtedness for borrowed money exceeding US$5 million in the aggregate;

(v)                   Encumber or grant a security interest in all or substantially all of the assets of iTV in connection with any indebtedness for borrowed money;

(vi)                Acquire or create any subsidiary;

(vii)             Invest in or acquire the securities of any third party other than pursuant to money management guidelines approved by the Company;

(viii)          Sell, transfer, encumber or otherwise dispose of iTV’s ownership interest in any subsidiary of iTV, other than permitted liens;

(ix)                Acquire a material amount of assets through a merger or purchase of all or substantially all of the assets or share capital of another entity;

(x)                   Declare or pay any distribution with respect to any securities of iTV;

(xi)                Directly or indirectly enter into any transaction with or for the benefit of a related person on terms more favorable to the related person than would have been obtainable in an “arms’ length” dealing; and

(xii)             Amend the above clauses.

Apart from the above mentioned transactions or actions, the holder of each ordinary share and preference share shall have one vote and such votes should be counted together and not separately as a class in any transaction or action that require the approval of the ordinary and preference shareholders. None of the activities that most significantly impact the economic performance of iTV, including but not limited to hiring, terminating and compensating management responsible for the operations of iTV, and setting strategies, operation goals and budgets require the approval of the ordinary and preference shareholders, rather only approval by a majority of the members of the BOD.

The power to direct the activities that most significantly impact the economic performance of iTV is held by the board of directors of iTV, which is controlled by Smart Frontier, or ultimately Lin Song, its CEO. The Company does not have the power to direct such significant activities. Examples of activities and events that the Company did not have control over include:

(i)                       Against the Company’s wishes, the controller hired by the Company and assigned to work at iTV was fired by the CEO of iTV;

(ii)                    The Company recommended multiple times to the management of iTV to cut costs, however, such recommendations were not implemented; and

(iii)                 The Company requested multiple times over the past several years to the management of iTV to raise funding from other parties to support its business expansion. Such requests were not fulfilled.

The Company could have elected to not extend the convertible bonds or invest additional cash in iTV in 2013 or 2014. However, the Company believed that it may have lost the value of all of its previous investments in iTV if it did not do so, and as a result made additional investments in iTV in 2013 and 2014.  The Company believes that because: (i) the Company has significant investments in iTV to protect and (ii) the founder of iTV is very critical to the business of iTV and is very keen to retain control over iTV, the Company’s ability to obtain control over iTV or power to exert control over iTV is significantly reduced.

Because of these factors, the Company believes that it does not have the power to direct the activities of iTV that most significantly impact its economic performance.

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding the 2013 Form 20-F, please contact the undersigned at +86 571 8192 0102, or our U.S. counsel, David Zhang of Kirkland & Ellis, at +852 3761 3318. Thank you.

Very truly yours,

UTStarcom Holdings Corp.

By:	/s/ Min Xu
Name: Min Xu
Title: Chief Financial Officer